Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173037

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 23, 2012)

MCJUNKIN RED MAN CORPORATION

$1,050,000,000

9.50% Senior Secured Notes due December 15, 2016

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 4, 2012. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 23, 2012, with respect to the 9.50% Senior Secured Notes due December 15, 2016, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated at prices related to prevailing market prices at the time of sales or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.

GOLDMAN, SACHS & CO.

May 4, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2012

MRC GLOBAL INC.

(Exact name of registrant as specified in its charter)

Delaware	011-35479	20-5956993
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2 Houston Center

909 Fannin, Suite 3100, Houston, TX 77010

(Address of principal executive offices, including zip code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition

On May 4, 2012, MRC Global Inc. (the “Company”) issued a press release announcing its financial results for the quarter ended March 31, 2012. A copy of the press release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

The information in this Current Report on Form 8-K and Exhibit 99.1 attached hereto is being “furnished” pursuant to Item 2.02 and Item 9.01 of Form 8-K and shall not be deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor is it deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or any filing under the Exchange Act, except as shall be expressly set forth by specific reference in such filing, if any.

The press release furnished as Exhibit 99.1 to this Current Report on Form 8-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and, as such, may involve known and unknown risks, uncertainties and assumptions. Such forward-looking statements may relate to the Company’s current expectations and are subject to the limitations and qualifications set forth in the Company’s other documents filed with the U.S. Securities and Exchange Commission, including, without limitation, that actual events and/or results may differ materially from those projected in such forward looking statements.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

99.1	Press Release of MRC Global Inc. dated May 4, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 4, 2012

MRC GLOBAL INC.

By:	/s/ James E. Braun
James E. Braun
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release of MRC Global Inc. dated May 4, 2012

Exhibit 99.1

Contacts:

Will James, Vice President

Corporate Development & Investor Relations

will.james@mrcpvf.com

832-308-2847

Ken Dennard, Managing Partner

Dennard Rupp Gray & Lascar, LLC

ksdennard@drg-l.com

713-529-6600

MRC GLOBAL ANNOUNCES FIRST QUARTER 2012 RESULTS

Sales of $1.383 billion, up 39%

Net income of $37.5 million and diluted EPS of $0.44

Adjusted EBITDA of $115 million, up 92%

Houston, TX – May 4, 2012 – MRC Global Inc. (NYSE: MRC), the largest global distributor of pipe, valves and fittings and related products and services to the energy and industrial sectors based on sales, today announced first quarter 2012 financial results. Sales of $1.383 billion were up 39% from $992 million in the first quarter of 2011. Net income was $37.5 million, or $0.44 per diluted share, as compared to a net loss of $1.1 million, or $0.01 per share, in the first quarter of 2011. Adjusted EBITDA rose 92% to $115.2 million for first quarter of 2012, compared to $60.0 million for the same period in 2011. See the table below for a reconciliation of Adjusted EBITDA to net income and net loss.

Commenting on the company’s results, Andrew R. Lane, chairman, president and chief executive officer, stated, “I am very pleased with the financial results in the first quarter. Our first quarter sales and net income reflect the continued strength of our North American segment from both our upstream and midstream sector activity levels and also from our International segment, primarily as a result of improved activity levels in the U.K., Southeast Asia as well as our Australian acquisitions.”

Sales of $1.383 billion set a record for the first quarter and increased 39% over the prior year. Within the company’s North American segment, sales increased 35% to $1.261 billion, driven by strengthening activity within the North American shale plays, particularly those areas with heavy concentrations of oil and wet gas. International segment sales increased 105% to $122 million, due to the acquisitions of Australia-based Stainless Pipe & Fittings (“MRC SPF”) and OneSteel Piping Systems (“MRC PSA”) as well as improved overall business activity. Overall, organic growth contributed 34% to the top line increase and acquisitions accounted for the remaining 5%.

Sales to the upstream sector reached $650 million, or 47% of sales, an increase of 39% over the prior year. Midstream sales increased 58% to $360 million, or 26% of sales. The midstream sector continues to be the company’s fastest growing sector, driven by the increasing need for gathering and transmission infrastructure, as well as continued strong demand from its natural gas utility customers. Sales to the downstream sector grew 25% to $373 million, driven by the company’s Australian acquisitions which are more heavily weighted toward the downstream sector than the company as a whole. In North America, downstream sales increased 12% over the prior year.

Gross profit was $236.6 million, or 17.1% of sales, compared with $147.0 million, or 14.8% of sales, in the first quarter of 2011. The increase in gross profit percentage was driven primarily by improved product sales mix and the leveraging of the fixed cost component of cost of sales.

For the first quarter of 2012, selling, general and administrative expenses (“SG&A”) increased $29.0 million compared to the same quarter in 2011. These increases are attributable primarily to an increase in variable personnel expenses and the inclusion of expenses from the acquisitions of MRC SPF and MRC PSA in Australia. As a percentage of sales, SG&A expenses declined to 10.6% versus 11.8% in the first quarter of 2011.

Mr. Lane continued, “We have completed several key objectives thus far in 2012. Our March acquisition of OneSteel Piping Systems was an important addition for us, giving us a complete PVF offering for our customers in Australia. We also closed on a new 5-year global credit facility that provides us with improved availability and financial flexibility to fund our operations. And finally, we completed our initial public offering in April 2012, netting $334 million for the company to pay down debt. This milestone marked the culmination of over three years of effort to position MRC Global Inc. as a public company on the New York Stock Exchange after 90 years as a privately-held company.”

Conference Call

The Company will hold a conference call to discuss its first quarter 2012 results at 10:00 a.m. Eastern (9:00 a.m. Central) on Monday, May 7, 2012. To participate in the call, dial (480) 629-9692 and ask for the MRC Global conference call at least 10 minutes prior to the start time. To access it live over the Internet, please log onto the web at http://www.mrcpvf.com, and go to the “Investor Relations” page of the Company’s website at least fifteen minutes early to register, download and install any necessary audio software. For those who cannot listen to the live call, a replay will be available through May 14, 2012 and may be accessed by dialing (303) 590-3030 and using pass code 4533752#. Also, an archive of the webcast will be available shortly after the call at www.mrcpvf.com for 90 days.

About MRC Global Inc.

Headquartered in Houston, Texas, MRC is the largest global distributor of pipe, valves and fittings and related products and services to the energy and industrial sectors, based on sales, and supplies these products and services across each of the upstream, midstream and downstream sectors.

Safe Harbor Statement

During a public investor call to discuss the results set forth in this announcement, we may make forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act, as amended, including, for example, statements about the company’s business strategy, its industry, its future profitability, growth in the company’s various markets, and the company’s expectations, beliefs, plans, strategies, objectives, prospects and assumptions. These forward-looking statements are not guarantees of future performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the company’s actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things: decreases in oil and natural gas industry expenditure levels, which may result from decreased oil and natural gas prices or other factors; increased usage of alternative fuels, which may negatively affect oil and natural gas industry expenditure levels; U.S. and international general economic conditions; our ability to compete successfully with other companies in our industry; the risk that manufacturers of the products we distribute will sell a substantial amount of goods directly to end users in the industries we serve; unexpected supply shortages; cost increases by our suppliers; our lack of long-term contracts with most of our suppliers; increases in customer, manufacturer and distributor inventory levels; suppliers’ price reductions of products that we sell, which could cause the value of our inventory to decline; decreases in steel prices, which could significantly lower our profit; increases in steel prices, which we may be unable to pass along to our customers, which could significantly lower our profit; our lack of long-term contracts with many of our customers and our lack of contracts with customers that require minimum purchase volumes; changes in our customer and product mix; risks related to our customers’ credit; the potential adverse effects associated with integrating acquisitions into our business and whether these acquisitions will yield their intended benefits; the success of our acquisition strategies; our significant indebtedness; the dependence on our subsidiaries for cash to meet our debt obligations; changes in our credit profile; a decline in demand for certain of the products we distribute if import restrictions on these products are lifted; environmental, health and safety laws and regulations; the sufficiency of our insurance policies to cover losses, including liabilities arising from litigation; product liability claims against us; pending or future asbestos-related claims against us; the potential loss of key personnel; interruption in the proper functioning of our information systems; loss of third-party transportation providers; potential inability to obtain necessary capital; risks related to adverse weather events or natural disasters; impairment of our goodwill or other intangible assets; changes in tax laws or adverse positions taken by taxing authorities in the countries in which we operate; and adverse changes in political or economic conditions in the countries in which we operate. For a discussion of key risk factors, please see the risk factors disclosed in the company’s SEC filings, which are available on the SEC’s website at www.sec.gov and on the company’s website, www.mrcpvf.com.

Undue reliance should not be placed on the company’s forward-looking statements. Although forward-looking statements reflect the company’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

MRC Global Inc.

Condensed Consolidated Statements of Operations (Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,	March 31,
	2012	2011
Sales	$1,382,632	$991,813
Cost of sales	1,146,071	844,847

Gross profit	236,561	146,966
Selling, general and administrative expenses	146,384	117,357

Operating income	90,177	29,609

Other income (expense):
Interest expense	(33,717)	(33,500)
Write off of debt issuance costs	(1,685)	—
Change in fair value of derivative instruments	2,125	1,868
Other, net	1,747	205

	(31,530)	(31,427)

Income (loss) before income taxes	58,647	(1,818)
Income tax expense (benefit)	21,113	(690)

Net income (loss)	$37,534	$(1,128)

Effective tax rate	36.0%	38.0%
Basic earnings (loss) per common share	$0.44	$(0.01)
Diluted earnings (loss) per common share	$0.44	$(0.01)
Weighted-average common shares, basic*	84,437	84,413
Weighted-average common shares, diluted*	84,756	84,413

*	In April 2012, MRC Global issued 17.0 million shares of common stock as part of its initial public offering, resulting in a total of 101.5 million shares outstanding post transaction.

MRC Global Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(Dollars in thousands)

	March 31, 2012	December 31, 2011	March 31, 2011
Assets
Current assets:
Cash	$58,833	$46,127	$42,080
Accounts receivable, net	871,227	791,280	594,892
Inventories, net	1,022,851	899,064	783,554
Other current assets	17,598	11,437	39,554

Total current assets	1,970,509	1,747,908	1,460,080

Other assets	44,767	39,212	45,534

Property, plant and equipment, net	114,173	107,430	103,950

Intangible assets:
Goodwill, net	568,811	561,270	551,720
Other intangible assets, net	780,198	771,867	808,220

	1,349,009	1,333,137	1,359,940

	$3,478,458	$3,227,687	$2,969,504

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$555,556	$479,584	$420,085
Accrued expenses and other current liabilities	142,500	108,973	106,909
Income taxes payable	26,133	11,950	—
Deferred revenue	2,440	4,450	14,026
Deferred income taxes	69,155	68,210	70,825

Total current liabilities	795,784	673,167	611,845

Long-term obligations:
Long-term debt, net	1,611,960	1,526,740	1,333,008
Deferred income taxes	287,585	288,985	302,274
Other liabilities	18,108	17,933	21,797

	1,917,653	1,833,658	1,657,079

Stockholders’ equity	765,021	720,862	700,580

	$3,478,458	$3,227,687	$2,969,504

MRC Global Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Dollars in thousands)

	Three Months Ended
	March 31,	March 31,
	2012	2011
Operating activities
Net income (loss)	$37,534	$(1,128)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	4,131	4,003
Amortization of intangibles	12,317	12,443
Equity-based compensation expense	1,841	1,483
Deferred income tax benefit	(2,110)	(1,127)
Amortization of debt issuance costs	2,326	2,990
Write off of debt issuance costs	1,685	—
Increase in LIFO reserve	6,900	10,065
Change in fair value of derivative instruments	(2,125)	(1,868)
Provision for uncollectible accounts	727	(278)
Non-operating losses and other items not using cash	700	2,264
Changes in operating assets and liabilities:
Accounts receivable	(44,150)	8,257
Inventories	(68,807)	(24,706)
Income taxes payable	14,044	2,983
Other current assets	(5,834)	539
Accounts payable	43,816	(10,685)
Deferred revenue	(2,026)	(4,137)
Accrued expenses and other current liabilities	17,346	4,714

Net cash provided by operations	18,315	5,812

Investing activities
Purchases of property, plant and equipment	(4,458)	(1,964)
Proceeds from the disposition of property, plant and equipment	1,195	140
Acquisition of the assets and operations of OneSteel Piping Systems	(72,816)	—
Proceeds from the sale of assets held for sale	—	10,933
Other investment and notes receivable transactions	(3,813)	2,830

Net cash (used in) provided by investing activities	(79,892)	11,939

Financing activities
Net proceeds (payments) on/from revolving credit facilities	114,146	(30,830)
Payments on long-term obligations	(31,456)	—
Debt issuance costs paid	(7,099)	—

Net cash provided by (used in) financing activities	75,591	(30,830)

Increase (decrease) in cash	14,014	(13,079)
Effect of foreign exchange rate on cash	(1,308)	(1,043)
Cash - beginning of period	46,127	56,202

Cash - end of period	$58,833	$42,080

MRC Global Inc.

Supplemental Information (Unaudited)

Calculation of Adjusted EBITDA

(Dollars in millions)

	Three Months Ended
	March 31, 2012	March 31, 2011
Net income (loss)	$37.5	$(1.1)
Income tax expense (benefit)	21.1	(0.7)
Interest expense	33.7	33.5
Write off of debt issuance costs	1.7	—
Depreciation and amortization	4.1	4.0
Amortization of intangibles	12.3	12.4
Increase in LIFO reserve	6.9	10.1
Change in fair value of derivative instruments	(2.1)	(1.9)
Equity-based compensation expense	1.8	1.5
Legal and consulting expenses	(1.2)	1.2
Other non-cash expenses	(0.6)	1.0

Adjusted EBITDA	$115.2	$60.0

Note to above:

Adjusted EBITDA consists of net income plus interest, income taxes, depreciation and amortization, amortization of intangibles and other non-recurring, non-cash charges (such as gains/losses on the early extinguishment of debt, changes in the fair value of derivative instruments and goodwill impairment), and plus or minus the impact of our LIFO costing methodology. The Company has included Adjusted EBITDA as a supplemental disclosure because we believe Adjusted EBITDA is an important measure under its Global ABL Facility and provides investors a helpful measure for comparing its operating performance with the performance of other companies that have different financing and capital structures or tax rates.